SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Subject Company (Issuer))

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Filing Persons (Offeror))

Title of Class of Securities	CUSIP Number of Class of Securities
9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share	45254P300
9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share	45254P409

George A. Mangiaracina

Chief Executive Officer

19500 Jamboree Road

Irvine, California 92612

(949) 475-3600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Craig D. Miller

Veronica Lah

Manatt, Phelps & Phillips, LLP

One Embarcadero Center

San Francisco, California 94111

(415) 291-7400

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company, “we,” or “us”) with the Securities and Exchange Commission (the “SEC”) on September 14, 2022 (as amended, the “Schedule TO”) relating to the offer by the Company to exchange any and all of the outstanding shares of the following series of its preferred stock for the consideration defined below (each an “Exchange Offer” and collectively the “Exchange Offers”):

Security	CUSIP	Symbol	Shares Outstanding	Cash/ 8.25% Series D Cumulative Redeemable Preferred Stock (“New Preferred Stock”) Per Share	Common Securities Per Share
9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”)	45254P300	IMPHP	665,592	$3.00 in cash or, if the Company is prohibited from paying cash, thirty (30) shares of New Preferred Stock (the “Series B Cash/New Preferred Stock Portion”), as more fully described in the Schedule TO.	13.33 shares of newly issued common stock, par value $0.01 per share (“Common Stock”), (the “Series B Common Stock Portion”, and together with the Series B Cash/New Preferred Stock Portion, the “Series B Consideration”), as more fully described in the Schedule TO.
9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock” and together with the Series B Preferred Stock, the “Preferred Stock”)	45254P409	IMPHO	1,405,086	$0.10 in cash or, if the Company is prohibited from paying cash, one (1) share of New Preferred Stock (the “Series C Cash/New Preferred Stock Portion”), as more fully described in the Schedule TO.	1.25 shares of newly issued Common Stock and 1.5 warrants to purchase 1.5 shares of the Company’s Common Stock at an exercise price of $5.00 per share (collectively, the “Series C Common Stock Portion” and together with the Series C Cash/New Preferred Stock Portion, the “Series C Consideration”), as more fully described in the Schedule TO.

The Exchange Offers are being made upon and subject to the terms and conditions set forth in the Prospectus/Consent Solicitation, dated October 13, 2022 (the “Prospectus”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letters of Transmittal and Consent, copies of which were filed as Exhibit (a)(1)(B) and Exhibit (a)(1)(C) to the Schedule TO.

Concurrently with and as an integral part of the Exchange Offers, pursuant to the Prospectus, we are also soliciting consents (the “Consent Solicitation”) from holders of:

•	Series B Preferred Stock, to an amendment to our Articles of Incorporation (as amended and currently in effect, the “Charter”) to permit the closing of the Exchange Offers (including the authorization and issuance of New Preferred Stock without a separate vote of holders of Series B Preferred Stock) and to make each share of Series B Preferred Stock and each share of Series C Preferred Stock redeemable for the same consideration as the Series B Consideration and the Series C Consideration, respectively, as described herein, in each case, without payment of, or allowance for, any accrued and unpaid dividends on any shares of Series B Preferred Stock (whether or not such dividends have accumulated and whether or not such dividends accrued before or after completion of the Exchange Offers); and

•	Series C Preferred Stock, to an amendment to our Charter to permit the closing of the Exchange Offers (including the authorization and issuance of New Preferred Stock without a separate vote of the holders of Series C Preferred Stock) and to make each share of Series B Preferred Stock and each share of Series C Preferred Stock redeemable for the same consideration as the Series B Consideration and the Series C Consideration, respectively, as described herein, in each case, without payment of, or allowance for, any accrued and unpaid dividends on any shares of Series C Preferred Stock (whether or not such dividends have accumulated and whether or not such dividends accrued before or after completion of the Exchange Offers).

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to indicate that (a) on October 13, 2022, the Company announced the determination of the consideration to be paid in the Exchange Offers and (b) commencing on October 14, 2022, the Company will send a letter to the holders of the Preferred Stock encouraging such holders to respond in the Consent Solicitation prior to the deadline and (ii) update Item 12 of the Schedule TO to include (x) Amendment No. 4 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the SEC on October 14, 2022, (y) a press release issued by the Company on October 13, 2022 announcing the determination of the consideration to be paid in the Exchange Offers, and (z) a form of letter that will be sent to the holders of Preferred Stock by the Company starting on October 14, 2022 encouraging them to respond in the Consent Solicitation prior to the deadline.

Only those items amended are reported in this Amendment. Except as provided herein, the information contained in the Schedule TO, the Prospectus, and the Letters of Transmittal and Consent remain unchanged. This Amendment should be read with the Schedule TO, the Prospectus and the Letters of Transmittal and Consent. Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On October 13, 2022, the Company issued a press release announcing the determination of the Company's Board of Directors that the Company will issue shares of New Preferred Stock in lieu of cash to the holders of Preferred Stock who participate in the Exchange Offers. A copy of the press release is filed as Exhibit (a)(5)(W) to the Schedule TO and is incorporated herein by reference.

Commencing on October 14, 2022, the will issue a letter to the holders of Preferred Stock encouraging such holders to respond in the Consent Solicitation prior to the deadline set forth in the Prospectus. A copy of the form letter is filed as Exhibit (a)(5)(X) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Prospectus/Consent Solicitation, dated October 13, 2022 (the “Prospectus”) (incorporated by reference to Amendment No. 4 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-266167), filed with the Securities and Exchange Commission on October 14, 2022).
(a)(5)(W)	Press Release, dated October 13, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission on October 13, 2022).
(a)(5)(X)	Form of Letter to Holders of Preferred Stock to be sent by the Company commencing on October 14, 2022.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Impac Mortgage Holdings, Inc.

By:	/s/ Joseph O. Joffrion
Joseph O. Joffrion
General Counsel

Date: October 14, 2022